Contact

www.linkedin.com/in/lisa-
hurwitz-3318571 (LinkedIn)

Top Skills

Strategy
Business Development
Management

Honors-Awards

40 Under 40

Lisa Hurwitz

President, Happi & Experienced Cannabis Executive
United States

Summary

Transformational brand builder and multi-channel marketing leader
with 20+ years of success working across CPG and cannabis
industries. Built the Grassroots marketing team and innovation
pipeline from the ground up through the $830M sale to Curaleaf. Ran
30+ brand portfolio for P&G NA on agency side, drove Kimberly-
Clark's global brand strategies, creative, content and design work
globally across all brands and regions on client side. Thrives on
designing brand experiences, understanding human insights, and
leading high-performance teams to develop breakthrough ideas
and drive profitable growth. Excels at modernizing and reinventing
brands, driving innovative strategies, building capabilities, and
solving complex problems. Believes in always having a POV,
validating with data and that big ideas executed flawlessly can
change a business.

Areas of Expertise:
Brand Building, Commercial Strategy, Integrated Marketing, Brand
Design, Digital/Social Media Marketing, eCommerce, Shopper/Retail
Strategy, Team Leadership, Talent Management

Experience

Happi
President
January 2021 - Present (2 years 2 months)
Michigan

Meet Happi, Michigan's first-to-market cannabis-infused sparkling water. With
all natural ingredients and a microdose of 2.5mg of THC per can, Happi is
redefining happy hour with a better-for-you alcohol alternative.

Grassroots Cannabis
Chief Marketing Officer
October 2018 - December 2020 (2 years 3 months)
Chicago, Illinois

• Built North American marketing function, product innovation pipeline, vision for dispensary experience and brands from ground up in under 2 years that led to the $830MM sale of Grassroots to Curaleaf in July 2020
• Developed marketing vision, strategy, and team from scratch to grow the Grassroots wholesale and dispensary businesses to 300% YOY growth since 2018 in a highly complex, tightly regulated category with a founder-led organization and culture
• Drove all aspects of the Grassroots product and retail marketing strategy across states, functions and categories including:
- Development of 4 Brands: Drove the development, rollout and execution of Grassroots' product brand strategy and dispensary experience strategy and retail brands for 3 retail banners across 13 states
- Designed Digital Strategy & Drove Execution: Architected digital strategy, including development of CRM program, loyalty program, online-ordering platform, social media, influencer, and online advertising
- Built Data & Analytics Infrastructure: Designed the data, analytics, and business intelligence strategy for Grassroots nationally, including development of daily sales reporting tool, measurement dashboard, and pricing analytics.
- Developed Field Marketing / Local Marketing Plan, including events, new product launches, dispensary openings and medical outreach events in key markets.
- Created Cross-channel Creative and Content Function: Led creative development and content planning process for all Grassroots and dispensary brands including content for web, social, advertising, and in-store experience.
- Developed Packaging Supply Chain: Drove reinvention of packaging supply chain with oversight of all Grassroots packaging, sourcing, design, production, and innovation
• Team/ Leadership: Established and grew a team of 40+ marketers across US, developed team operating cadence, fostered diversity, drove CSR initiatives, and developed strong team culture.

Kimberly-Clark
Vice President Global Marketing
May 2015 - October 2018 (3 years 6 months)
Chicago, Illinois

• Lead both the Global Design and Global Integrated Marketing Organizations for K-C across all brands and regions

• Manage both Global Integrated Marketing leaders and Global Design leaders across K-C's portfolio to deliver advertising, digital, shopper, design and packaging work; team of 75+ marketers and designers
• Responsible for driving brand strategies, big ideas, design, and all marketing communications for K-C's billion dollar brands – including Huggies, Kleenex, Kotex, Depend and Kimberly-Clark Professional brands
• Launched Kotex new brand idea and design strategy with "She Can" and the "She Symbol" work in over 15 markets globally; growing market share in all regions executing work; growing net sales in key markets such as Latin America (+10%), Australia (+17%), Russia (+27%), China (+20%)
• Designed and implementing a global strategy to elevate Design as a strategic & foundational driver of the brands – elevating design from packaging graphics to complete brand experience design; implemented K-C's first ever global brand identity guidelines and packaging strategy
• Driving Design-led innovation in key channels such as eCommerce and D2C on brands including Huggies (personalization) and Kleenex facial cleansing (D2C)
• Responsible for Agency Management globally for key strategic agency relationships, including creative, advertising, shopper, and design agencies
• Oversee K-C's global strategic partnership with Disney, including licensing and joint business planning
• Responsible for K-C's global content model and production strategy
• Developing K-C's Brand Building Model (the K-C Way of Brand Building), including tools, process, and best practice application for marketers around the globe
• Key member of CMO and Global Marketing Leadership team for K-C

Starcom MediaVest Group
EVP, Managing Director P&G
January 2014 - April 2015 (1 year 4 months)

- Responsible for all strategy, communications and media planning for SMG's P&G NA business
- Managing full P&G portfolio across 2 markets NYC (MediaVest) and Chicago (Starcom) in addition to global consulting
- Oversight of SMG's 30+ P&G brand assignments, including Tide, Olay, Pantene, Cover Girl, Crest, Always, and Vicks
- Restructured the 100+ person P&G planning team across NYC & Chicago
- Member of SMG "Commerce" lead team
- Member of Starcom's Managing Board

Leo Burnett

7 years

EVP, Global Account Director P&G
January 2009 - December 2013 (5 years)
Chicago, IL

- Grew the Arc P&G business 30%+ in North America over 4 years
- Managed full Arc P&G portfolio across 17+ brands
- Won 7 new P&G assignments since 2009 including Tide, Target and Walgreens
- Direct responsibility for managing 120+ person P&G NA team across all functions: creative, strategic planning, account management and production;
- Held all P&L and financial decision-making responsibility for Arc P&G NA business
- Oversaw Arc's Global P&G business in 3 key regions beyond NA - Asia, Greater China and Western Europe
- Grew the digital revenue for Arc P&G team by 50% YOY since 2009 on the back of eCommerce and mobile capabilities
- Won Gold Effie for Pantene Weather Program
- Won 2 Shopper Marketing Effie's for P&G beauty work across Pantene, Olay and Cover Girl
- Designated Global eCommerce lead for Arc, Leo Burnett agencies
- Member of Leo Burnett P&G Global Leadership team

EVP, Business Development
January 2007 - January 2009 (2 years 1 month)

- Led all marketing and business development initiatives across U.S. for combined LB /Arc agency
- Helped redefine agency's core value proposition to create a new positioning, mission, vision for LB/Arc
- Managed new business and marketing teams, including accountability for all new business pitches, pitch staffing, and execution
- Won new business for key accounts including Blackberry globally and Harrah's (Ceasars and Harrahs) and became executive sponsor for those businesses to lead overall strategic initiatives
- Innovation evangelist to ensure core competitive agency offerings such as digital and retail / shopper marketing are leveraged on current and new clients
- Led development and execution of agency's prospecting plan and strategy
- Member of LB/Arc Executive Committee responsible for all leadership decisions and new initiatives

Arc Worldwide
SVP, Business Development
2003 - 2007 (4 years)

Razorfish
Director, Business Development
2000 - 2003 (3 years)

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Education

University of Pennsylvania
BA, English

Sidwell Friends
High School